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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53366

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 (MM/DD/YY) AND ENDING 06/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SKA Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22725 Fairview Center Drive, Suite 100
(No. and Street)

Fairview Park	Ohio	44126
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russel Walcher 440-734-2960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Radachi and Company CPAs
(Name – *if individual, state last, first, middle name*)

900 East Broad Street, Suite A	Elyria	Ohio	44035
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw

OATH OR AFFIRMATION

I, Russel Walcher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SKA Securities, Inc., as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

R.B. Walcher
Signature

President
Title

Charles R Robertson
Notary Public My Comm. Exp 10/11/19

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SKA Securities, Inc.
Financial Statements
For the Year ended June 30, 2018

SKA Securities, Inc.

June 30, 2018

TABLE OF CONTENTS

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of SKA Securities, Inc.
Cleveland, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SKA Securities, Inc. (the Company) as of June 30, 2018, and the related statements of income, changes in stockholders' equity, and cash flows for the year ended June 30, 2018 and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of SKA Securities, Inc. as of June 30, 2018, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of SKA Securities, Inc.'s management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit includes performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information on pages 14 and 15 has been subjected to audit procedures performed in conjunction with the audit of SKA Securities, Inc.'s financial statements. The supplementary information is the responsibility of SKA Securities, Inc. management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rademacher & Company

We have served as the Company's auditor since 2018.

Elyria, Ohio
August 27, 2018

SKA Securities, Inc.
Statement of Financial Condition
June 30, 2018

ASSETS

Current assets		
Cash in checking and savings accounts	$	59,676
Commissions and fees receivable		5,198
Prepaid expenses		32
Total Current Assets		64,906
Property and Equipment		
Fixtures and Equipment		648
Less: Accumulated Depreciation		(535)
Total Property and Equipment		113
TOTAL ASSETS	$	65,019

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accrued income taxes	$	4,171
Accrued expenses		821
Due to related party		513
Deferred tax liability		957
Total Current Liabilities		6,462
Stockholders' Equity		
Common stock, no par value. 750 shares authorized and 100 shares issued and 99 shares outstanding		500
Additional paid-in capital		16,500
Treasury Stock, 1 share at cost		(250)
Retained earnings		19,151
Current year earnings		22,656
Total Stockholders' Equity		58,557
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	65,019

The accompanying notes are an integral part of these financial statements
See Report of Independent Registered Public Accounting Firm.

SKA Securities, Inc.
Statement of Income
For the twelve months ended June 30, 2018

Revenues		
Commission income	$ 61,005	
Pension plan administration	10,150	
College savings plans	3,356	
TOTAL REVENUES		$ 74,511
Cost of sales-commissions		3,512
GROSS PROFIT		70,999
Expenses		
Salaries and wages	6,000	
Rent	9,600	
Retirement plan contributions	180	
Payroll taxes	467	
Licenses and permits	1,005	
Audit fees	3,614	
Dues and subscriptions	1,625	
Office expense	383	
Telephone	412	
Depreciation	130	
FINRA membership fees	2,515	
Continuing education	113	
Insurance and workers compensation	680	
Outside services	15,849	
		42,573
NET INCOME BEFORE INTEREST AND TAXES		28,426
Interest Income		46
Provision for income taxes, current		(5,471)
Provision for income taxes, deferred		(345)
NET INCOME		$ 22,656

The accompanying notes are an integral part of these financial statements
See Report of Independent Registered Public Accounting Firm.

SKA Securities, Inc.

Statement of Changes in Stockholders' Equity

For the twelve months ended June 30, 2018

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholders Equity
Balances at June 30, 2017	$ 500	$ 16,500	$ 39,151	$ (250)	$ 55,901
Net income	-	-	22,656	-	22,656
Dividends paid			(20,000)		(20,000)
Treasury Stock Purchased	-	-	-		0
Balances at June 30, 2018	$ 500	$ 16,500	$ 41,807	$ (250)	$ 58,557

The accompanying notes are an integral part of these financial statements

See Report of Independent Registered Public Accounting Firm.

SKA Securities, Inc.
Statement of Cash Flows
For the Twelve Months Ended June 30, 2018

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	22,656
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		130
Decrease in prepaid taxes		1,222
Increase in commission and fees receivables		(992)
Decrease in prepaid expenses		592
Increase in income tax payable		4,171
Increase in deferred tax liability		346
Decrease in accrued expenses		(25)
Total adjustments		5,444
NET CASH USED BY OPERATING ACTIVITIES		28,100
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends Paid		(20,000)
NET CASH USED BY FINANCING ACTIVITIES		(20,000)
NET INCREASE IN CASH		8,100
CASH AT BEGINNING OF YEAR		51,576
CASH AT END OF YEAR	$	59,676

The accompanying notes are an integral part of these financial statements
See Report of Independent Registered Public Accounting Firm.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Ohio corporation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The Company is engaged as a securities broker-dealer including the facilitation of customers purchase and sales of mutual funds and advisory services for pension plan administration. The Company is located in Fairview Park, Ohio with the majority of clients located in northeast Ohio with the remaining clients located in Florida and West Virginia. The financial statements are presented on the accrual basis of accounting. Commissions and fees are recorded when earned.

Statement of cash flows – For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 30 days that are not held for sale in the ordinary course of business.

Equipment – All acquisitions of property and equipment in excess of $500 and all expenditures for repairs, maintenance, renewals and betterments that materially prolong the useful lives of assets are capitalized. The Company computes depreciation on a straight line basis. Property and equipment is carried at historical cost. Depreciation expense for the year ended June 30, 2018 is $130.

Deferred Income Taxes – For income tax reporting, the Company uses the cash basis of accounting. As a result, net income recognized for financial statement purposes exceeds taxable income. Deferred income taxes have been recorded for the difference, which will be taxable in future periods when income is received.

Use of Management Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – COMMISSIONS RECEIVABLE

Commissions receivable represent the brokers/dealer's commissions due on mutual funds purchased by customers but not yet paid. There has been no allowance for doubtful accounts as all receivables have been deemed collectible.

NOTE 4 – PENSION PLAN

The Company maintains a discretionary SIMPLE plan covering all its employees. Retirement plan contributions are funded through a combination of monthly salary deferrals by employees and quarterly contributions by the employer. All employee deferrals are paid prior to the end of the following month for the current month. Retirement plan contributions amounted to $180 for the year ended June 30, 2018.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company rents office space for $800 per month and shares administrative costs for $1,428 per month through August 2017 and $1,268 going forward from a corporation, Strang, Klubnik & Associates, Inc., that is owned by the stockholders on terms equivalent to those that prevail in arm's length transaction. Rent expense amounted to $9,600 and administrative costs/outside services amounted to $15,534 for the year ended June 30, 2018.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1(a)(2)) which requires that the Company maintain net capital of $5,000 or greater. At June 30, 2018 the Company had a net capital of $57,799, which was $52,799 in excess of the required net capital.

NOTE 7 – REPORT DISCLOSURE

Part III of the SKA Securities, Inc. Focus Report (Form X-17A-5) dated June 30, 2018 and filed with the Securities and Exchange Commission is available for examination and copying at the principal office of the Company in Fairview Park, Ohio, and at the Chicago, Illinois regional office of the Commission.

NOTE 8 - INCOME TAX PROVISIONS

The provision for income taxes was comprised of the following:

	Current	Deferred
Federal	$ 3,923	$ 867
Local	248	90
	$ 4,171	$ 957

The Company follows the provisions of FASB ASC 740, *Income Taxes*, that establishes a single approach to address uncertainty in the recognition of deferred tax assets and liabilities.

As of June 30, 2018, there were no positions for which management believes it is reasonably possible that the total amounts of tax contingencies will significantly increase or decrease within 12 months of the reporting date. The 2014 through 2016 tax years remain subject to examination by the IRS.

The Company files tax returns in the U.S. federal jurisdiction and a local jurisdiction. As of 2017, no uncertain tax positions are under audit for any of the Company's tax jurisdictions.

NOTE 9 - FAIR VALUE OF MEASUREMENTS

Accounting Standards Codification (ASC) 820 defines fair value and provides guidance for measuring fair value and expands disclosures about fair value measurements in accordance with accounting principles generally accepted in the United States of America. ASC 820 does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require fair value measurements.

ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobserved inputs (Level 3 measurement). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 – Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in active markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable inputs for substantially the full term of the asset or liability.

If the asset or liability has a specified (contractual) term, the Level 2 inputs must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurements.

The asset's or liability's fair value measurement level within the fair value

hierarchy is based on the lowest level or any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following are descriptions of the valuation methodologies used for assets measured at fair value.

Money market funds: Valued at the net asset value of shares held by the Company at year-end.

The methods described above may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

The following table presents investments measured at fair value by classification within the fair value hierarchy at June 30, 2018:

	Level 1	Level 2	Level 3	Total
Cash and money market funds	$ 59,676	$ -0-	$ -0-	$ 59,676
Total assets at fair value	$ 59,676	$ -0-	$ -0-	$ 59,676

NOTE 10 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through August 27, 2018, which is the date the financial statements are to be issued.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of June 30, 2018

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

Schedule I.	Computation of Net Capital Under Rule 153-c1
Schedule II.	Reconciliation of Audited Net Capital Computation and Broker/Dealer's Corresponding Unaudited Report Under Rule 17a-5 of the Securities and Exchange Commission
	Customer Protection Rule (Rule 15c3-3) Exemption Report

SKA Securities, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of June 30, 2018

Net Capital		
Total Stockholders' Equity		$ 58,557
Deductions		
Nonallowable Assets		
Commissions receivable	12	
Fees receivable	600	
Prepaid expenses	33	
Net property, plant and equipment	113	758
Net capital		57,799
Required net capital		5,000
Excess net capital		$ 52,799

See Report of Independent Registered Public Accounting Firm.

SKA Securities, Inc.
Schedule II
Reconcilliation of Audited Net Capital Computation and
Broker/Dealer's Corresponding Unaudited Report
Under Rule 17a-5 of the Securities and Exchange Commission
As of June 30, 2018

Net Capital per FOCUS Report	$ 52,799
Net Capital per audited financial statements	$ 52,799

See Report of Independent Registered Public Accounting Firm.

S • K • A SECURITIES, INC.

August 15, 2018

SEC's Amended Financial Responsibility Rules for Broker-Dealers

Customer Protection Rule (Rule 15c3-3) Exemption Report:

SKA Securities, Inc. Claims an exemption from Rule 15c3-3 under provisions 15c3-3(k)(1) - Limited business (mutual funds and/or variable annuities only)

and

SKA Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exceptions.

Russel B. Walcher
President

22725 FAIRVIEW CENTER DRIVE • SUITE 100 • FAIRVIEW PARK, OHIO 44126
(440) 734-2960 • FAX (440) 734-6740

RADACHI AND COMPANY

Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying SKA Security, Inc.'s Exemption Report, in which (1) SKA Security, Inc. identified the following provisions of 17 C.F.R. 15c3-3(k) under which SKA Security, Inc. claimed an exemption from 17 C.F.R. 15c3-3: (k)(1), and (2) SKA Security, Inc. stated that SKA Security, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. SKA Security, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SKA Security, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph(k)(1) of Rule 15c3-3 under Securities Exchange Act of 1934.

Radachi & Company

Elyria, Ohio

July 30, 2018

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